

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2010

James C. Kranz
Chief Financial Officer
Hudson City Bancorp, Inc.
West 80 Century Road
Paramus, New Jersey 07652

      Re: **Hudson City Bancorp, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2009
               Filed February 26, 2010
               Form 10-Q for Fiscal Quarter Ended March 31, 2010
               Filed May 11, 2010
               Form 10-Q for Fiscal Quarter Ended June 30, 2010
               Filed August 5, 2010
               File No. 000-26001

Dear Mr. Kranz:

       We have completed our review of your filings and do not have any further comments at this time.

                               Sincerely,

                               Sharon M. Blume
                               Assistant Chief Accountant